1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com LISA R. PRICE lisa.price@dechert.com +1 212 649 8795 Direct +1 212 698 0495 Fax

August 13, 2014

Ms. Kathy Cherko

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	The Mexico Fund, Inc.

SEC File Numbers: 333-187 and 811-2409

Dear Ms. Cherko:

During a telephonic discussion on July 23, 2014, you provided the Securities and Exchange Commission staff’s (the “Staff”) comments on the annual report of The Mexico Fund, Inc. (the “Fund”), filed on December 23, 2013 as part of Form N-CSR (SEC Accession No. 0001193125-13-482543). The Staff’s comments, along with the Fund’s responses, are set forth below. The Fund has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below.

GENERAL COMMENTS:

Comment 1.	Note 3 to the Financial Statements for the fiscal year ended October 31, 2013 indicates that under the Fund Services Agreement, the Fund pays the Adviser a monthly fee at the annual rate of 0.11% on the first $600 million of average daily net assets, and 0.09% on the excess over $600 million, with a minimum amount of $450,000 per year. As average net assets were below $400 million during the fiscal period, please clarify why the Fund was charged $471,976 as indicated in the Statement of Operations, rather than the minimum amount of $450,000.

Ms. Kathy Cherko August 13, 2014 Page 2

Response 1.

The amounts indicated in the Statement of Operations, as payments made by the Fund pursuant to the Fund Services Agreement, are correct. In accordance with the Fund Services Agreement, payments are calculated and paid monthly. Accordingly, the $450,000 annual minimum is applied on a monthly basis, if average net assets for the month do not exceed approximately $409.1 million ($450,000 divided by the 0.11% rate). Even though net assets at the beginning and end of the Fund’s fiscal year, as presented in the financial statements, were below $409.1 million, for seven months in the period average net assets did exceed $409.1 million and the 0.11% rate was applied during those months, resulting in total fees received by the Adviser of $462,976.

In addition, the Fund also receives administrative services pursuant to a Service Agreement with Dechert LLP (“Dechert”). Under this Service Agreement, the Fund pays Dechert $750 per month for services including the processing of all mail and other communications and inquiries received concerning the Fund, and the dispatching of materials, as appropriate, to the Fund’s service providers and other services related thereto. During the fiscal year ended October 31, 2013, the Fund paid $9,000 in fees to Dechert under the Service Agreement. Accordingly, the total administrative fees paid by the Fund during the fiscal year ended October 31, 2013 were $471,976.

Comment 2.	Please consider adding more detail to the table captioned “Valuation Inputs” in Note 1 to the Financial Statements, pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 820 (“FASB ASC 820”).

	Response 2.	As the Fund only holds equities and short-term investments classified as Level 1 or Level 2 assets, we believe that the presentation, which includes a reference to the Schedule of Investments for details on the respective industries of the Level 1 securities and a description of the amortized cost valuation method for the Level 2 short term investments, is adequate disclosure in accordance with FASB ASC 820.

Ms. Kathy Cherko August 13, 2014 Page 3

Comment 3.	Form N-Q: As required by Article 12.12.8 of Regulation S-X, please include on a going forward basis a footnote to the Schedule of Investments included in Form N-Q that includes the following amounts based on cost for Federal income tax purposes: (a) aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for Federal income tax purposes.

	Response 3.	Comment acknowledged. On a going forward basis, this information will be provided in a footnote to the Schedule of Investments on Form N-Q.

*        *        *

In addition to these comments, you requested that the Fund make certain representations concerning its annual report and the responses being made to the comments received. These representations are included as an exhibit to this letter.

Ms. Kathy Cherko
August 13, 2014

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 212.649.8795 if you wish to discuss this correspondence further.

Sincerely yours,

/s/ Lisa R. Price, Esq.

Lisa R. Price, Esq.

1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

LISA R. PRICE

lisa.price@dechert.com +1 212 649 8795 Direct +1 212 698 0495 Fax

Via EDGAR

August 13, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Mexico Fund, Inc. (the “Fund”)
SEC File Numbers: 333-187 and 811-2409

In connection with a response being made on behalf of the Fund to comments provided with respect to the annual report filed on December 23, 2013 as part of Form N-CSR, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to call the undersigned at 212.649.8795 if you wish to discuss this correspondence further.

Sincerely,

/s/ Lisa R. Price, Esq.

Lisa R. Price, Esq.